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June 14, 2013	27217.00041

VIA E-MAIL

Jeanine M. Bajczyk, Esq.
c/o US Bancorp Fund Services, LLC
777 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-5207

Re:	Advisors Series Trust - File Nos. 333-17391 and 811-07959
WBI Absolute Return Balanced Plus Fund and WBI Absolute Return Dividend Income Fund

Dear Ms. Bajczyk:

We are counsel to Advisors Series Trust (the “Registrant”).  You have asked us to review Post-Effective Amendment No. 512 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-17391 and 811-07959) (the “Amendment”) on behalf of Registrant’s series, WBI Absolute Return Balanced Plus Fund and WBI Absolute Return Dividend Income Fund, which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the Registrant’s disclosures, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Max Shakin

Max Shakin
for PAUL HASTINGS LLP

Paul Hastings LLP	75 East 55th Street t: +1.212.318.6000	New York, NY 10022 www.paulhastings.com